File No. 70-10156

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                Susan D. Ritenour
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:


          Thomas A. Fanning                          John D. McLanahan, Esq.
      Executive Vice President,                        Troutman Sanders LLP
Chief Financial Officer and Treasurer              600 Peachtree Street, N.E.
        The Southern Company                               Suite 5200
     270 Peachtree Street, N.W.                    Atlanta, Georgia 30308-2216
       Atlanta, Georgia 30303



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                              INFORMATION REQUIRED

The Application pending in the foregoing file is amended and restated in its entirety as follows:


Item 1.      Description of Proposed Transactions.

             1.1 Gulf Power Company ("Gulf"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to January 1, 2007, short-term and/or term-loan notes to lenders and/or commercial paper to or through dealers in an aggregate principal amount at any one time outstanding of up to $600,000,000.

             1.2 Gulf proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Certain of these notes as originally issued will have maturities of not more than one year after the date of issue, but Gulf will have the option to term-out the loans evidenced by such notes. If any such term-out option is exercised, the loans evidenced by such notes will convert into term loans which shall be due in full on a date not more than 2 years after the original maturity date. Such term loan maturity dates will be determinable pursuant to the terms of the applicable loan agreements. In addition, Gulf may effect bank borrowings with a maturity of greater than one year but not to exceed seven years. Gulf proposes that it may provide that any note evidencing such borrowings may not be

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prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid. The form of note applicable to this paragraph is filed herewith as Exhibit A-1.

             Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the lender's prime rate or (i) LIBOR plus up to 3% or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

             Compensation for the credit facilities may be provided by fees of up to 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.

             1.3 Gulf also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to January 1, 2007. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed 390 days.1 Actual maturities will be determined by market conditions, the effective interest costs and Gulf's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000. The form of commercial paper note is filed herewith as Exhibit A-2.

             The commercial paper will be sold by Gulf directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing

_____________________________
1 The ability to extend the maturity of commercial paper notes is a feature of an Extendible Commercial Notes program. The maturity of commercial paper notes issued pursuant to an Extendible Commercial Notes program is 365 days or less; however, if the principal of any commercial paper note is not paid at maturity, the maturity of such commercial paper note will be automatically extended to 390 days from the date of original issuance. Any commercial paper note with greater than 365 days remaining until maturity at the end of a reporting period will be treated as long-term debt for accounting purposes.

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at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

             No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Gulf or at an equivalent cost if sold on an interest-bearing basis.

             Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

             1.4 Pursuant to an order of the Commission, Gulf has authority to effect short-term and term loan borrowings in an amount not to exceed $300,000,000 prior to January 1, 2004 as set forth in Commission File No. 70-8947 (HCAR No. 35-26628, dated December 13, 1996) (the "Short-Term Borrowings Order"). Permitted short-term borrowings include bank borrowings and the issuance of commercial paper by Gulf.

             Additionally, Gulf may effect short-term borrowings through a consolidated commercial paper program in which Gulf is not the issuer. Pursuant to another order of the Commission, Gulf has authority to effect short-term borrowings through Southern's consolidated commercial paper program prior to June 30, 2004 as set forth in Commission File No. 70-9631 (HCAR No. 35-27273, dated November 8, 2000) (the "Consolidated Commercial Paper Order"). The Consolidated Commercial Paper Order authorized a Southern subsidiary (the "Issuer") to issue commercial paper for the benefit of Gulf and certain of its

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                                     - 4 -


affiliates, Georgia Power Company, Mississippi Power Company and Savannah Electric and Power Company (together with Alabama Power Company and Southern Electric Generating Company,2 the "Participants"). Each Participant borrows the proceeds from the sale of commercial paper by the Issuer for such Participant's benefit. Gulf is authorized to borrow not to exceed $300,000,000 outstanding principal amount at any time from the Issuer pursuant to the Consolidated Commercial Paper Order.

             According to the Short-Term Borrowings Order and the Consolidated Commercial Paper Order, any borrowings pursuant to each order must be aggregated and may not exceed the $300,000,000 aggregate principal amount authorized by the Short-Term Borrowings Order. At September 30, 2003, Gulf did not have any borrowings outstanding pursuant to such authorizations.

             Gulf now requests to increase its short-term borrowings authority from $300,000,000 to $600,000,000 aggregate principal amount. Gulf proposes that the authorization sought in this file would supersede and replace the authorization in the Short-Term Borrowings Order effective immediately upon the date of the Commission's order in connection with this application but would not otherwise affect the authorization in the Consolidated Commercial Paper Order. It is expected that a new application for the Southern consolidated commercial paper program (the "Expected Filing") will be filed prior to the expiration of the authorization in the Consolidated Commercial Paper Order requesting


_____________________________________


2 Borrowings by Alabama Power Company and Southern Electric Generating Company are exempt from prior Commission review in accordance with Rule 52(a) of the Act.

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                                     - 5 -


authority to continue the Southern consolidated commercial paper program. Such application will include $600,000,000 aggregate principal amount of borrowings for the benefit of Gulf, which will correspond to the amount sought hereby.

             Effective immediately upon the date of the Commission's order in connection with this application, borrowings pursuant to such new order and the Consolidated Commercial Paper Order must be aggregated and may not exceed the $600,000,000 aggregate principal amount authorized in connection herewith. It is expected that effective immediately upon the date of the Commission's order in connection with the Expected Filing, borrowings pursuant to the order in connection with this application and the order in connection with the Expected Filing must also be aggregated and may not exceed the $600,000,000 aggregate principal amount authorized in connection herewith. Thus, at all times when the order in connection with this application is in effect, Gulf will have short-term borrowings authorization in an amount not to exceed $600,000,000 aggregate principal amount (including the not to exceed $300,000,000 from the Consolidated Commercial Paper Order or the not to exceed $600,000,000 from the new order associated with the Expected Filing, as applicable).

             1.5 The proceeds from the proposed borrowings will be used by Gulf for working capital purposes, including the financing in part of its construction program.

             1.6 Except as may be otherwise authorized by the Commission, any short-term or term-loan borrowings of Gulf outstanding hereunder after December 31, 2006 and December 31, 2013, respectively, will be retired from internal cash resources, the proceeds of equity financings or the proceeds of short or long-term debt.

             1.7 Gulf represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Gulf will not issue any securities pursuant to this application,

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unless upon original issuance thereof: (i) the securities, if rated, are rated at least investment grade, (ii) all outstanding securities of Gulf that are rated are rated investment grade, and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, any security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Gulf requests that it be permitted to issue a security that does not satisfy the foregoing condition if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Florida Public Service Commission. Gulf hereby requests that the Commission reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

             1.8 With respect to the financing transactions proposed hereunder, Gulf hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).


Item 2.  Fees, Commissions and Expenses.

             The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000.

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Item 3.  Applicable Statutory Provisions.

             3.1 Gulf considers that the issuance and sale of the short-term notes and commercial paper notes are currently subject to the provisions of Sections 6(a) and 7 of the Act to the extent not exempt therefrom pursuant to the first sentence of Section 6(b). With respect to the term-loan borrowings, Gulf considers that the provisions of Sections 6(a) and 7 of the Act are applicable to the proposed transactions.

             3.2 The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

             3.3 Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

             Southern currently meets all of the conditions of Rule 53(a). At June 30, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $343.6 million, or 6.92% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of June 30, 2003 ($4.964 billion).3

___________________________

3 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the Mini-Spin is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $393 million as of June 30, 2003.

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                                     - 8 -


             In addition, Southern has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.      Regulatory Approval.

             The proposed issuance by Gulf of its notes to institutions and the proposed issuance and sale of its commercial paper notes will have been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of securities by public utility companies operating in Florida.

             Such transactions are not subject to the jurisdiction of any federal commission other than the Commission.

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Item 5.      Procedure.

             Gulf hereby requests that the Commission issue its order with respect to these transactions as soon as the rules allow and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Gulf hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.



Item 6.      Exhibits and Financial Statements.

             (a)  Exhibits.

                  A-1    - Form of note.*

                  A-2    - Form of commercial paper note.*

                  A-3    - Restated Articles of Incorporation of Gulf and
                           amendments thereto through February 9, 2001.
                           (Designated in Registration No. 33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No. 0-2429, as Exhibit 1(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4 and in Form 8-K dated November 3, 1993, File No. 0-2429, as Exhibit 4, in Gulf Power's Form 10-K for the year ended December 31, 1997, File No. 0-2429, as
                           Exhibit 3(d)2 and in Gulf Power's Form 10-K for the year ended December 31, 2000, File No. 0-2429, as
                           Exhibit 3(d)2.)

                  A-4    - By-laws of Gulf as amended effective July 26, 2002,
                           and as presently in effect. (Designated in Form 10-K for the year ended December 31, 2002, File No. 0-2429, as Exhibit 3(d)2.)

                  B      - None.
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                                     - 10 -


                  C      - None.

                  D      - None.

                  E      - None.

                  F      - Opinion of Beggs & Lane, counsel for Gulf.*

                  G      - Form of Notice.*

* Previously filed.


             Exhibits heretofore filed with the Commission designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

             (b)  Financial Statements.

             Balance Sheet of Gulf at June 30, 2003. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 2003, File No. 0-2429.)

             Statements of Income of Gulf for the period ended June 30, 2003. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 2003, File No. 0-2429.)

             Since June 30, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Gulf from that set forth in or contemplated by the foregoing financial statements.


Item 7.      Information as to Environmental Effects.

             (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
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             (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                                   SIGNATURES
             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 17, 2003                              GULF POWER COMPANY


                                                       By /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary